UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

DIT VENTURES, INC.

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(Exact Name of Small Business Issuer in Its Charter)

MICHIGAN

(State or other jurisdiction of incorporation or organization)

95-4804180

(I.R.S. Employer Identification No.)

9420 Telstar Avenue, Suite 211, El Monte, California 91731

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(Address of Principal Executive Offices) (Zip Code)

(626) 279-2689

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Issuer's Telephone Number, Including Area Code

Approximate date of commencement of proposed sale to the public:

Securities registered under Section 12(b) of the Exchange Act: Common

Securities registered under Section 12(g) of the Exchange Act: None

PART I

Item 1. Description of Business

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Overview

DIT Ventures, Inc. ("DIT") is an Internet-based provider of financial and e-business services for the Chinese communities of the United States and Canada. To this end, DIT has developed and launched two Web sites, Quote888.com and Mybiz888.com.

Quote888.com, launched on November 1, 2000, is a Chinese-language (traditional Chinese only) finance portal offering stock quotes, financial data, news and commentary, portfolio tools, message boards and investment simulation games. Revenues will be generated from subscription-based services, advertising sales, content and software licensing, and referral fees.

Mybiz888.com, launched on September 1, 2000, is a Chinese-language (traditional Chinese only) provider of services, tools and technology designed to aid small to medium-sized businesses in the development and operation of their Web sites. Revenues will be generated from subscription-based services, advertising sales, Web hosting services, Web development and maintenance services and transaction fees.

DIT's target audience consists of the Chinese population within the United States and Canada. According to a Cheskin Research report released in October 2000 in conjunction with chinadotcom corporation, the Chinese population in the United States numbers three million, with 70% connected to the Internet. Greater e-China Insights, Online Behavior and Attitudes in Greater China, page 6, October 2000. Canada's Census Bureau estimates that more than 900,000 people of Chinese origin live in Canada. Canada Census Report, 1996.

Corporate History

DIT Ventures, Inc. ("DIT", the "Company" or "Issuer") was originally incorporated in the State of Michigan on February 25, 1981 under the name Clarks Fork Oil Company, Inc. Its original purpose encompassed the exploration for oil and gas. On June 3, 1988, the Company changed its name to Clarks Fork Oil & Gas, Inc. On March 21, 1994, the Company again changed its name to Paramount Casino Corporation and amended its business plan to allow the Company to enter the worldwide gaming industry. However, the Company was essentially inactive until 2000. Pursuant to an Agreement and Plan of Merger executed on September 28, 2000 and made effective as of October 15, 2000, the Company acquired all the shares of DIT Ventures, Inc., a Nevada corporation ("DIT Nevada"), and amended its Articles of Incorporation to change its name to DIT Ventures, Inc. As of October 15, 2000, DIT Nevada was merged out of existence. The now former officers of DIT Nevada operate the active business of the Company and the now former directors of DIT Nevada constitute the Company's Board of Directors.

DIT merged with Paramount to provide a wider shareholder base, which DIT believes is necessary to attract interest in the Company from the public at large and with potential investors in its stock.

The Company has never been involved in any bankruptcy, receivership or similar proceedings.

The Company's Business Strategy

DIT is engaged in the development, promotion and operation of its two Web-based businesses, Quote888.com and Mybiz888.com.

QUOTE888.COM

Quote888.com is a Web-based provider of finance-related information and services in a Chinese language environment (traditional Chinese only). As of February 2000, the site had registered approximately 12,000 users and generated monthly traffic in excess of eight (8) million hits and 900,000 page views. Registered users are visitors to Quote888.com who have provided demographic information and have been added to Quote888.com's opt-in database (registration is free). DIT expects growth to increase significantly as marketing of the site is implemented. DIT believes that the quality of Quote888.com compares favorably to that of its competitors in terms of the design and layout of the site, which DIT believes is more user-friendly and easier to navigate than its competition. DIT also believes that the software technology developed and utilized in connection with the site, as well as the breadth and quality of information available on the site, compares favorably to that of its competition. Quote888.com will focus on providing its target audience, the Chinese populations of the United States and Canada, with high quality and an increasing selection of content and services.

The Website

Quote888.com currently provides delayed and real-time stock quotes, financial data, news and commentary, company profiles, portfolio tools, message boards and simulated investment games. DIT is continually striving to expand the quality and scope of the services available on Quote888.com. DIT believes that such expansion will increase audience loyalty and create a sense of community, both of which are critical to Quote888.com's success. In order to maintain its objectivity, Quote888.com does not plan to make recommendations or render brokerage firm type advice to its customers. Key features of the site currently include the following:

Quotes. Quote888.com provides stock quotes from all major U.S. stock markets (the "Exchanges"). Delayed quotes are provided free of charge. The delays are fifteen (NASDAQ) and twenty (NYSE and AMEX) minutes, respectively. Real-time quotes are provided for a monthly subscription fee of $9.99 (in order to promote the service, Quote888.com currently offers a limited number of real-time quotes for free). Other information offered free of charge include most active stocks, top percent gainers, top dollar amount gainers, bid and ask volume and market cap.

Research Tools. Quote888.com provides company profiles, earnings estimates, and key ratios and statistics such as Price/Earnings, Price/Sales, Price/Book, 52-week high/low, and market capitalization. Data is provided by Zacks Investment Research, Inc.

News and Commentary. Quote888.com provides continuously-updated financial news, translated from well-established and respected sources through its relationship with COMTEX News Network, Inc, an industry-leading content-aggregator. DIT licenses certain Chinese-language finance-oriented content from e21Corp. (e21times.com) and Chinese Media Net, Inc. (chinesenewsnet.com). The terms and conditions of DIT's agreements with these parties are set forth below in DIT's discussion of Material Agreements. DIT also creates proprietary content, including updated summaries of market activity, editorials and in-depth analysis.

Tools. Quote888.com offers a variety of proprietary tools. Interactive color charts provide real-time market index data from Dow Jones, NASDAQ and the S&P. Also offered are tools that chart a given stock on a two-year, one-year, six-month, three-month, one-week or intra-day basis. Advanced charting tools include Bollinger Bands and moving averages. Interactive and dynamically-updated portfolio tools are also available, which provide users with a customizable interface that can simultaneously track up to twenty-five (25) different stocks.

Community Tools. Quote888.com offers message boards and is developing simulated investment games based on market rules governing such advanced activities and strategies as margins, short-selling and options-trading. The games are scheduled to be introduced to the site in June 2001.

Revenue Generation Strategy for Quote888.com

DIT's revenue generation strategy for Quote888.com encompasses the following revenue streams:

Advertising Revenues. DIT believes that Quote888.com is an attractive medium for companies that desire access to a Chinese audience with an interest in financial matters. Advertisements are displayed on every page of Quote888.com. The following advertising options are currently available:

Run of Site. Run of site rotations are banner advertisements that rotate randomly throughout the Web site. They appeal to advertisers seeking to establish general brand recognition among Quote888.com's audience. Quote888.com's current CPM rates for run of site rotations range from $15 to $25 depending on length of contract and number of impressions purchased. CPMs refer to cost per thousand, and is used by DIT and other companies engaged in Internet marketing to price banner advertising. Sites that sell advertising will guarantee an advertiser a certain number of impressions (number of times an ad banner is downloaded and presumably seen by visitors), then set a rate based on that guarantee times the CPM rate. A Web site that has a CPM rate of $25 and guarantees 600,000 impressions will charge $15,000.00 ($25X600) for the ad banner. See definition at http://webopedia.internet.com/TERM/C/CPM.html.

Static Advertisements. Static advertisements are banner advertisements that occupy specific locations and content pages, allowing advertisers even more targeted presence on the site. Quote888.com's current rates for static advertisements range from $2,000.00 to $8,000.00 per month.

Customized Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the Web site by featuring customized "text links," "buttons" and "boxes." Advertisements can be placed in fixed positions within the Web site, and allow users to be transferred directly to the advertiser's site. Quote888.com offers sponsorship opportunities throughout the site for a monthly fee. Such opportunities also encompass such advertising components as general rotation or static banner advertisements.

To date, no advertising revenues have been derived from Quote888.com.

Targeted Marketing. Quote888.com currently has 12,000 registered subscribers in its opt-in database. As this number grows, DIT will market products and services through the database on behalf of third party clients who desire access to Quote888.com's registered subscribers and who offer products and services that DIT believes are of interest to its subscribers.

Software and Content Licensing Services. DIT has a proprietary ownership interest in certain content and all of the software utilized and featured on Quote888.com. Accordingly, DIT is actively pursuing content and software licensing relationships with Internet-based finance-oriented companies that have a need for such products and services.

Subscription-based Services and Tools. DIT is actively developing and otherwise seeking to expand Quote888.com's subscription-based services. Quote888.com currently offers real-time quotes for a monthly subscription fee.

On-line Financial Transaction Services. DIT is pursuing marketing alliances to direct or network customer transaction activity to third party providers in exchange for referral fees.

No revenue has been generated from the foregoing revenue streams and, except as stated, no agreements have been entered into in furtherance thereof.

MYBIZ888.COM

The Website

Mybiz888.com is a B2B provider of Web-related services and tools for the Chinese community. The services are designed to enable and enhance e-business, and include the following:

Incorporation and LLC Formation Services. Mybiz888.com offers incorporation and LLC formation services in all 50 states for a fee of $500.00 per incorporation and LLC formation. DIT outsources the services to Corporate Creations Enterprises, Inc. ("Corporate Creations"), with which DIT has a verbal non-exclusive arrangement. Corporate Creations charges DIT its customary $99.00 service fee per incorporation and LLC formation, on top of state filing fees (which vary in each state). DIT plans to negotiate a formal written agreement at such time as Mybiz888.com has a customer that utilizes this service.

Domain Name Registration Services. Mybiz888.com offers domain name registration services for a fee of $35.00 per domain name. DIT has an agreement with Open SRS (a division of Tucows, Inc.), which provides the domain names to DIT for a standard fee of $10.00 per domain name.

Web-Hosting Services. Mybiz888.com offers fee-based Web-hosting services. All accounts are hosted on DIT servers, which are located at DIT headquarters in El Monte, California.

Web-Design and Development Services. Mybiz888.com offers Web design and development services for companies that desire to implement an e-business strategy or need to improve their existing Web technology. DIT employs an in-house Web design and programming team to perform all services associated with the foregoing.

Ebusiness Web Site Tools ("Web Site Tools"). Mybiz888.com offers user-friendly tools designed to increase Web site effectiveness and efficiency without the need for software, programming skills or hosting capacity. Each of the following tools are hosted on DIT's in-house servers:

Web-site Marketing Tools

(i) A banner exchange tool that facilitates the exchange of banner advertising among participating members. Banners are reviewed for unsuitable content.

(ii) An automated tool that submits Web sites to more than ten Chinese-related search engines, including Sina.com, Yahoo!Chinese, Kimo.com, Sohu.com, Yam.com, LycosAsia.com, and Excite.com (Chinese). A minimal amount of data entry is required and resubmission is automated.

(iii) A tool that allows a Web site to build and manage a customer information database and send e-mail newsletters and promotions through that database.

Web-site Enhancement Tools

(iv) A message board, customized for and integrated into a Web site.

(v) A customizable Web site counter that tracks and displays total page hits.

(vi) A polling tool that enables a Web site to conduct customizable on-line surveys and votes.

(vii) A customizable shopping cart that enables a Web site to accept product orders and credit card information through a secure Apache server. DIT has acquired Verisign's Secure ID encryption technology to ensure information security.

(viii) A customizable guestbook that collects visitor information and feedback from a Web site.

Web-site Management Tools.

(ix) A automatable tool that checks a Web site for broken links and images.

(x) A tool that analyzes a Web site for HTML Code errors.

(xi) A tool that checks a Web site for its download speed.

(xii) A tool that enables management of advertising on a particular Web site by tracking banner impression statistics.

(xiii) A tool that enables the creation of forms for feedback, questions and contact information.

Revenue Generation Strategy for Mybiz888.com

DIT's revenue generation strategy for Mybiz888.com encompasses the following revenue streams:

Advertising Revenues. DIT believes that Mybiz888.com is an attractive medium for companies that desire targeted access to a Chinese audience involved in e-business activities. Please refer to Quote888.com's Advertising Revenue section for further detail on available options. Notwithstanding, however, DIT does not expect more than modest revenue from advertising sales because, as a B2B service site, Mybiz888.com is not designed to generate high traffic levels. See Management Discussion and Plan of Operation.

Targeted Marketing. Mybiz888.com currently has 500 registered subscribers in its opt-in database. As this number grows, DIT will market products and services through the database on behalf of third party clients that desire access to Mybiz888.com's registered subscribers and who offer products and services that DIT believes are of interest to its subscribers.

Web Development and Maintenance Services. DIT has the technical capability to provide Web-design, development and customization e-business services for companies wishing to implement or improve its existing Internet presence. Through Mybiz888.com, DIT is pursuing relationships with companies that have Web-related technology requirements for which DIT can provide such services. DIT also has a proprietary ownership interest in all of the software utilized and featured on Mybiz888.com and is actively pursuing relationships with companies that have a need for such products and services. As of the quarter ending December 31, 2000, DIT had entered into agreements with eChina, Inc. ("eChina") and Lasonic Electronics Corp ("Lasonic") for the customization of Web-based software programs. The agreements provide for customization fees of $5,675.00 and $8,500.00, respectively.

Subscription-based Services and Tools. DIT is actively developing and otherwise seeking to expand Mybiz888.com's subscription-based services. Currently, except for tools (ii), (iv), (vi), (vii) and (ix), which are available for a monthly fee, the Web site tools are available free of charge. For an overview of fees, see Management Discussion and Plan of Operation.

Despite the existence of multiple revenue streams, DIT expects that Mybiz888.com will generate the majority of its revenue during the next twelve months from providing Web development and maintenance services. DIT expects to generate modest revenues from the other revenue streams associated with Mybiz888.com. See Management Discussion and Plan of Operation.

Marketing Strategy

DIT's success depends in great part on its ability to effectively market Quote888.com and Mybiz888.com. DIT's current marketing strategy consists of pursuing content partnerships and other similar third party relationships with prominent Web sites which are designed to drive traffic to and expand brand recognition of Quote888.com and Mybiz888.com, as well as increase DIT's overall exposure.

On October 10, 2000, DIT entered into a content partnership agreement with Sina.com, which provides for the promotion of Mybiz888.com and Quote888.com on Sina.com. Sina.com provides banner advertising for Mybiz888.com on its business channel (business.sina.com) and offers Mybiz888.com services and tools on a co-branded channel (mybiz888.sina.com) within Sina.com. The channel is referred to as co-branded because the format, selection and customization of the Mybiz888.com services have been determined jointly by DIT and Sina.com. In addition, the co-branded channel features the logos of Sina.com and Mybiz888.com. DIT receives all revenues generated from the services. To date, no revenues have been generated. With respect to Quote888.com, Sina.com provides banner advertising for Quote888.com on its finance channel. DIT also provides Sina.com with daily Quote888.com content for display on Sina.com's finance channel. Quote888.com's logo is featured on the channel and a direct ink is provided to www.quote888.com.

On December 11, 2000, DIT entered into a content license agreement with Yahoo! Pursuant thereto, DIT provides stock market and personal finance content for display on Yahoo's Chinese-language finance channel. In turn, Yahoo! features the content on its Chinese-language finance channel, displays the Quote888.com logo on pages featuring such content, and provides a direct link to www.quote888.com.

The foregoing relationships with Yahoo! and Sina.com are typical of the type of arrangements DIT will seek to promote Quote888.com and Mybiz888.com through the Internet.

DIT believes that, as a new entrant into the online market for financial and ebusiness services, it is important to maintain cooperative relationships with its existing and potential competitors because they compete for the same demographic audience as DIT and, more importantly, already have an existing user base that can be targeted. DIT has therefore entered into content-licensing agreements with e21Corp., Chinese Media Net, Inc. and Momentum Internet Corp. Pursuant to its six-month renewable agreement with e21 Corp., Quote888.com receives daily Chinese-language finance-related content from e21times.com, an online provider of e-commerce information. Quote888.com also receives promotion on e21times.com, through banner advertising and direct links to Quote888.com. In turn, DIT provides banner advertising for e21times.com on Quote888.com. Similarly, under a one (1) year renewable agreement with Chinese Media Net, Inc., Quote888.com receives daily Chinese-language content from Chinese Media Net, Inc. for display on Quote888.com. In return, Quote888.com receives banner advertising on chinesenewsnet.com, an online provider of Chinese-language content. Under its one (1) year renewable agreement with Momentum Internet Corp., entered into as of January 31, 2001, DIT receives daily Chinese-language content for display on Quote888.com and, in exchange, provides a link on pages containing such content to the home page of Quote123.com (Momentum is the corporate entity that operates Quote123.com).

DIT plans to enter into additional third party agreements on favorable terms that will facilitate the promotion of its Web sites through the Internet. Upon the availability of additional capital resources, DIT will initiate sustained off-line advertising campaigns for both Web sites, encompassing the following: (i) advertising in regional and national Chinese-language finance and business-oriented newspapers within the United States and Canada; (ii) advertising is regional and national Chinese-language finance and business-oriented magazines within the United States and Canada; (iii) regional television advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs; and (iv) regional radio advertising within major United States and Canadian markets during highly-rated, business, finance and news-oriented Chinese-language programs.

Material Agreements

DIT entered into a two (2) year distribution license agreement with S&P Comstock, Inc. on October 9, 2000 and corresponding vendor agreements with NYSE, NASDAQ and AMEX in order to receive delayed and real-time stock quotes for Quote888.com.

The S&P Comstock agreement grants to DIT a non-exclusive license and provides the feed for the distribution of delayed and real-time data from the NYSE, NASDAQ and AMEX through the World Wide Web on Quote888.com. DIT pays a minimum monthly fee of $5,000.00 for this service. S&P Comstock also charges DIT a fee of $0.003 per quote in connection with real-time quotes such that for each real-time quote requested by a Quote888.com user, DIT is charged a fee of $0.003 ("Real-Time Fees"). No fees are incurred in connection with delayed quotes. DIT's monthly fees to S&P Comstock is the greater of $5,000.00 or the Real-Time Fees.

DIT entered into an agreement with NYSE on November 10, 2000 authorizing DIT to receive NYSE and AMEX data from S&P Comstock. The agreement provides for a monthly fee of $675.00. In addition, DIT incurs a per quote charge of $0.0075 per real-time quote. However, DIT may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose requests for real-time quotes are tracked).

On November 10, 2000, DIT entered into an agreement with NASDAQ authorizing DIT to receive NASDAQ data from S&P Comstock. The agreement provides for a monthly fee of $500.00. In addition, DIT incurs a per quote charge of $0.005 per real-time quote. However, DIT may not be charged more than $1.00 per month for any individual user (all Quote888.com users who utilize the real-time quote service are registered users whose quote activity is tracked).

DIT entered into a one (1) year license agreement with Zacks Research Investment, Inc. on December 5, 2000 to receive certain data utilized by DIT in providing research material and analytical tools on Quote888.com. DIT pays a monthly fee of $2,000.00 for the service, which includes information and data such as earnings estimates, historical earnings, company portraits and ratios and statistics for more than 9,000 publicly held companies.

DIT entered into a two (2) year distribution agreement with COMTEX News Network, Inc. on October 24, 2000 for the distribution of financial news on Quote888.com. Under the terms of the agreement, DIT has been given access to content aggregated from established sources such as the Associated Press, PR Newswire and United Press International. DIT has acquired the right to translate the content into Chinese and display the translated product on Quote888.com. DIT assumes responsibility for all translation errors. DIT pays a monthly fee of $2,000.00 in connection therewith.

On October 10, 2000, DIT entered into a one-year renewable agreement with Sina.com, which provides for the promotion of Quote888.com and Mybiz888.com on Sina.com. Sina.com provides banner advertising for Mybiz888.com on its business channel and for Quote888.com on its finance channel. DIT pays Sina.com a monthly fee of $2,500.00 for banner advertising. Sina.com also offers Mybiz888.com services and tools on a co-branded channel (mybiz888.sina.com) within Sina.com. The channel is referred to as co-branded because the format, selection and customization of the Mybiz888.com services have been determined jointly by DIT and Sina.com. The co-branded channel features the logos of Sina.com and Mybiz888.com. DIT has paid to Sina.com a development fee of $10,000.00 for the co-branded channel. DIT receives all revenues generated from the services. DIT also provides Sina.com with daily Quote888.com content for display on Sina.com's finance channel. Quote888.com's logo is featured on the channel and a direct link is provided to www.quote888.com.

On December 11, 2000, DIT entered into a content license agreement with Yahoo! Pursuant thereto, DIT provides stock market and personal finance content for display on Yahoo's Chinese-language finance channel. In turn, Yahoo! features the content on its Chinese-language finance channel, displays the Quote888.com logo on pages featuring such content, and provides a direct link to www.quote888.com.

DIT has also entered into content-licensing agreements with e21Corp., Chinese Media Net, Inc. and Momentum Internet Corp. Pursuant to its six-month renewable agreement with e21 Corp., entered into as of January 11, 2001, Quote888.com receives daily Chinese-language finance-related content from e21times.com, an online provider of e-commerce information. Quote888.com also receives promotion on e21times.com, including direct links to Quote888.com. In turn, DIT provides banner advertising for e21times.com on Quote888.com. Similarly, under the one (1) year renewable agreement with Chinese Media Net, Inc., entered into as of December 11, 2000, Quote888.com receives daily Chinese-language content and receives banner advertising on chinesenewsnet.com, an online provider of Chinese-language content. Under its one (1) year renewable agreement with Momentum Internet Corp., entered into as of January 31, 2001, DIT receives daily Chinese-language content for display on Quote888.com and, in exchange, provides a link on pages containing such content to the home page of Quote123.com.

DIT obtains most of the information on Quote888.com pursuant to these contractual agreements. As of the date hereof, DIT believes it has satisfactory relationships with its suppliers of market data, financial programming and e-business services.

Our Competition

DIT competes with a different set of competitors for each of Quote888.com and Mybiz888.com in its attempt at reaching the Chinese population in the United States and Canada.

DIT is a relatively new entrant into online financial information and services market. As such, Quote888.com faces fierce competition from several more established providers. Quote888.com competes directly with Chinese-language providers of similar services such as ChineseInvestor.com, Quote123.com, Sina.com's finance channel and Yahoo's Chinese-language finance channel. DIT believes that it can compete effectively with its competition because of the quality of the Web site, which DIT believes is more user-friendly and easier to navigate. In addition, Quote888.com now offers a limited number of real-time quotes for free, which is something not offered by any of its Chinese-language competitors. Furthermore, Quote888.com is the only Web site that is focused exclusively on the Chinese population within the United States and Canada. Notwithstanding the foregoing, Quote888.com is a relatively new entrant into the market and does not have a many users as its competitor sites. Quote888.com's ability to compete with its competition depends upon factors that include the timeliness and accuracy of its content, the utility of its services and the effectiveness of sales and marketing efforts to increase its user base and generate revenues. Each of Quote888.com's competitors have longer operating histories, greater name recognition, larger customer bases and greater financial resources than does Quote888.com.

DIT is also a relatively new entrant into to the online market for ebusiness tools and services. Other providers of similar services include MyComputer.com, Microsoft's BCentral, Bravenet.com, HitBox.com and Network Solutions. The competitive advantage DIT offers is that Mybiz888.com is the only site presented in the Chinese language and that has a focus on the Chinese population within the United States and Canada. Additionally, because Mybiz888.com also offers Web development and maintenance services, DIT competes with providers of similar services. The market for Web development services is extremely competitive, with hundreds of companies already offering similar services. Major English-language competitors include Verio and Rare Medium. However, companies focused on the Chinese population within the United States are limited to AsiaInfo and Sina.com. DIT believes that its can compete successfully by offering high quality services, competitive pricing and flexibility for start-up companies and established companies. Notwithstanding the foregoing, however, each of DIT's competitors has a longer operating history, greater name recognition, a larger customer base and greater financial resources than does DIT.

Our Technology

DIT has developed and has exclusive ownership rights to all data-serving software utilized on Quote888.com and all e-business services software utilized on Mybiz888.com. All market data-serving software utilized in Quote888.com has been created by and is owned by DIT. All e-business services software utilized in Mybiz888.com has been created by and is owned by DIT. DIT is expanding its internal development to create new, and enhance existing services, tools and features for its Web sites.

Protection of Intellectual Property

DIT relies primarily on a combination of copyrightable interests in software and trade secret laws, our user policy and restrictions on disclosure to protect its intellectual property, such as content, trademarks, trade names, trade secrets, and technology. DIT enters into confidentiality agreements with its employees and consultants to control access to and distribution of its other proprietary information. To date, DIT has not filed for protection of its copyright and other intellectual property interests. Accordingly, it may be possible for a third party to copy or otherwise obtain and use the content on its Web sites or other intellectual property without authorization. DIT's failure to protect its intellectual property in a meaningful manner could have a material adverse effect on its business and financial condition. In addition, DIT may need to engage in litigation in order to enforce its intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on DIT's business and financial condition.

DIT also licenses certain data and content from third parties. There can be no assurance that the outcome of any litigation between such licensors and a third party or between DIT and a third party will not lead to royalty obligations for which DIT is not indemnified or for which such indemnification is insufficient, or that DIT will be able to obtain additional licenses on commercially reasonable terms, if at all. In the future, DIT may seek to license additional technology or content in order to enhance current features on its Web sites or to introduce new services. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated.

Research and Development

As of December 31, 2000, DIT had spent approximately $130,000.00 on product development. DIT's primary focus has been software development.

Employees and Consultants

To date, there are ten (10) personnel dedicated to DIT's business, with five working in technical, product and content development, one in sales and marketing, two in customer support, and two in management and administration. DIT has also contracted with one consulting executive to advise in the management of DIT. DIT has never had a work stoppage and considers its employee relations to be good.

DIT believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of its key personnel. None of its personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the Los Angeles, California area, where DIT's headquarters are located. There can be no assurance that DIT will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct its business in the future.

Reports to Security Holders

Following the effectiveness of this Form 10-SB, DIT will be subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, DIT will file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W. Washington D.C. 20549. The public may read and copy any materials filed by the small business issuer with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Risk Factors

DIT Has a Limited Operating History

DIT is at a relatively early stage in its development, as Mybiz888.com and Quote888.com did not commence operation until September 1, 2000 and November 1, 2000, respectively. Accordingly, extremely limited revenues have been generated from the operation of the Web sites and DIT has a limited history upon which an evaluation of its prospects can be made. Revenue projections would be speculative at best, and therefore of little import. DIT's prospects must therefore be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online services and commerce. These risks include DIT's position as a new entrant in an already competitive field, DIT's lack of experience or operating history as a company, DIT's lack of significant industry relationships with third parties, the limited team experience of DIT's personnel, and DIT's limited operating budget, which is further constrained by the absence of significant revenues. To address these risks and uncertainties, DIT must, among other things, develop, maintain and increase the number of registered users, develop, maintain and enhance its brand, and that of both Quote888.com and Mybiz888.com, implement and execute its business and marketing strategy successfully, continue to develop and upgrade its technology, continue to enhance its services to meet the needs of an evolving and expanding online market, provide superior customer service, respond to competitive developments and attract, integrate, retain and motivate qualified personnel. Many of these risks are discussed individually below.

DIT Must Manage Its Growth Efficiently

DIT's future success is dependent on its ability to grow rapidly and effectively manage growth. Such growth will require increases in qualified managerial, technical, sales and other personnel, and the expansion of DIT's infrastructure, including information systems and financial and administrative control procedures. The foregoing will require timely financial and managerial commitments and decision-making. The failure by DIT to manage growth effectively, through inefficiency or untimeliness in the development of its infrastructure and personnel, could result in the inability of DIT to sustain such growth, cause DIT to overextend its resources and result in materially adverse effects with respect to its financial condition.

DIT Is Dependent On Its Management

DIT's performance is dependent on the continued services and performance of its management, upon which DIT relies to oversee its growth and operation. The individuals comprising its management are Kenneth Yeh, Greg Amor, Qingkuang Yang and Eric Lo. With the exception of a one-year agreement with Greg Amor, its Chief Financial Officer, DIT does not have long-term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. The loss of the services of any member of its management team could have a material adverse effect on DIT's business by requiring DIT to reallocate significant time and financial resources to seek, attract, retain and thereafter integrate new members into the existing management team.

DIT Needs To Attract Qualified Technical and Other Personnel

DIT's future success also depends on its ability to identify, attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, especially since many of these positions also require bilingual skills. In particular, DIT has encountered difficulty in attracting a sufficient number of qualified software developers for its Web sites who also have Chinese language skills. DIT has also had difficulty attracting and retaining individuals with strong translation skills who also have an understanding of the financial markets. The failure to retain and attract necessary personnel could have a material and adverse effect on DIT by straining the capacity of its existing personnel base and limit its ability to manage growth efficiently.

DIT's Future Revenues Are Unpredictable and Dependent on Several Factors

DIT's revenues may fluctuate significantly in the future as a result of a variety of short-term and long-term factors. Immediate and ongoing factors include: (i) the level of attractiveness of the demographic audience represented by Quote888.com and Mybiz888.com to potential advertisers, (ii) DIT's ability to successfully negotiate and enter into Web development agreements which, as set forth in further detail in Management Discussion and Plan of Operation, is expected to be a primary source of revenue for DIT during the next twelve months, (iii) the amount and timing of costs related to, and the overall effectiveness of DIT's marketing efforts, which DIT believes is important in growing and maintaining the usership of its Web sites, (iv) DIT's ability to enter into third party relationships that result in successful promotion of its Web sites by leading to corresponding increases in traffic, subscription fees and advertising (v) DIT's ability to develop and implement successful subscription-based services, and (vi) increases in fees and costs incurred by DIT in providing the services offered on its Web sites. From a long-term perspective, factors that may cause DIT's revenues to fluctuate include: (i) the evolution and future viability of Chinese-language portals within the United States and Canada, (ii) the demand for Internet-based finance-oriented content and services by the Chinese community in the United States and Canada, (iii) the evolution and future viability of e-business tools and services such as offered on Mybiz888.com, (iv) DIT's ability to develop additional revenue streams as the Internet continues to evolve, and (v) the acceptance of new services offered by DIT or its competitors.

DIT Competes With an Expanding Field of Financial and Business Information and Service Providers in Several Forms of Media.

Many on-line and off-line providers of financial and business information and services compete for the attention and spending of consumers and advertisers. DIT expects this competition to intensify further in the future. Furthermore, with respect to on-line providers, barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. Quote888.com competes, indirectly and directly, for advertisers, users and content providers with many types of companies, including the following: (i) publishers and distributors of traditional media, including television, radio and print, such as CNN, CNBC, and The Wall Street Journal; (ii) general purpose consumer online services such as America Online and Microsoft Network; (iii) online services or Web sites targeted to business, finance and investing needs, such as MarketWatch.com, TheStreet.com, Ragingbull.com, SiliconInvestor.com, MoneyCentral.com, and Quicken.com; (iv) online services targeted to the needs of the Chinese community such as Quote123.com, Sina.com's finance channel, Yahoo's finance channel, LycosAsia and ChineseMediaNet.com; (v) off-line publishers and distributors of traditional media targeted at the Chinese community, including television, radio and print, such as Chinese World, Chinese Daily and KSCI (regional television) and NATV (regional television); (vi) providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, and Dow Jones Markets; and (vii) Web portals such as Excite, Inc., Infoseek Corporation, Lycos, Inc., Yahoo! Inc., and Netscape Communications Corporation. Mybiz888.com competes with such English-language online providers of similar services, including MyComputer.com, Microsoft BCentral, Bravenet.com, HitBox.com, Network Solutions and established software-based providers such as Microsoft, PeopleSoft and International Business Machines. Many of DIT's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than DIT.

DIT Depends on the Successful Development of its Brands and its Corresponding Ability to Maintain Brand Loyalty.

DIT believes that growing the strength of its brand names (Quote888.com and Mybiz888.com) is critical to achieving widespread acceptance of its Web sites within the Chinese community. In this regard, DIT must successfully market and promote the Web sites and provide high quality content and services to maintain loyalty among its usership. Indeed, the ability to increase advertising revenues and subscription-based revenues depend on the success of the foregoing.

DIT believes that developing relationships with third party Web sites is critical aspect of brand development (see below). DIT's marketing budget is currently limited to $2,500.00, which is allocated for online advertising. See Management Discussion and Plan of Operation. In order to promote its brands, DIT will need to increase its financial commitment to creating and maintaining brand loyalty among users by increasing and further developing its marketing budget and strategy. DIT expects to increase its marketing budget within the next thirty days to $15,000.00 per month, which will be allocated as follows: $2,500.00 for online advertising, $5,000.00 per month for advertising in Chinese-language newspapers, $2,500.00 for advertising is Chinese-language magazines and $5,000.00 per month for advertising during Chinese-language television programs. DIT currently plans to increase its marketing budget at a conservative rate of 20% per month. Notwithstanding, however, to the extent that DIT receives further investment or increased revenues from operations, DIT plans to further increase its allocation of resources for marketing. Any such increase will emphasize traditional media. DIT believes that it will be most effective in developing and maintaining its brand name through sustained and targeted advertising of Quote888.com and Mybiz888.com through television, radio and print (magazines and newspapers). In this regard, DIT will focus on Chinese-language outlets within major metropolitan markets of the United States and Canada with a significant Chinese population, i.e, Los Angeles, New York, Vancouver, San Francisco, etc. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by DIT in building its brands. Further, there can be no assurance that any new users to either Quote888.com or Mybiz888.com will utilize the services provided therein on a regular basis. If DIT fails to promote and maintain its brands or incurs disproportionate expenses in an attempt to promote and maintain its brands or if DIT's existing or future third party relationships fail to promote its brands or increase brand awareness, DIT's business and financial condition will be adversely affected in that resources devoted to such activities will not correspond, either directly or indirectly, to increases in revenue.

DIT Relies on Third Party Relationships to Develop its Brand.

DIT relies, and expects to rely, on third party relationships to drive traffic to its Web sites and to develop awareness of Quote888.com and Mybiz888.com. For example, DIT presently provides Quote888.com content to Sina.com and Yahoo! Through Quote888.com's association with these well-established portals, DIT believes that Quote888.com content will receive greater distribution and exposure and the Quote888.com name will receive greater name recognition. These relationships also provide for the Quote888.com logo and a direct link to Quote888.com to be featured on Web pages featuring such content. DIT anticipates that these relationships, and similar future relationships with other third party Web sites will increase awareness of, and drive traffic to, its Web sites. Increasing the number of these relationships is a key element of DIT's strategic plan because DIT believes that the resulting increases in traffic will indirectly correspond to increases in advertising and subscription-based revenues. Notwithstanding the foregoing, even if DIT is successful in entering into several such agreements, it may not realize additional users or revenues from these relationships. DIT's business and financial condition could be adversely affected if third party relationships do not result increases in the use of DIT's Web sites that also correspond to increases in advertising and subscription-based revenues.

DIT May Experience Capacity Constraints

DIT expects the number of users on its Web sites to experience continued increases over time as it seeks to further increase its user base. Although DIT is currently operating at 20% of its bandwidth capacity and 10% of its server capacity, the Web sites may need to accommodate a higher volume of traffic in the future. The Web sites may experience slower response times or other problems for a variety of reasons. Any system interruptions that result in the unavailability of its services or reduced activity would diminish DIT's attractiveness as a source of information and services. DIT has experienced periodic system interruptions (identified below), which it believes will continue from time to time. Any substantial increase in the volume of traffic on DIT's Web sites will require DIT to upgrade its technology, processing systems and network infrastructure. Additionally, any failure by DIT to add additional software and hardware or to develop and further upgrade its existing technology or network infrastructure to accommodate increased traffic or increased transaction volume or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience on the Web sites, and delays in reporting accurate information. Furthermore, although DIT works to prevent unauthorized access to its data, it is impossible to completely eliminate this risk.

DIT May Experience System Failures

DIT's success depends on the efficient and uninterrupted operation of its computer and communications systems and that of any third party providers of such systems. DIT also depends on information providers to provide information and data feeds on a timely basis. The Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, DIT's users depend on Internet service providers, online service providers and other Web site operators for access to its Web sites. These systems and operators are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, break-ins, sabotage, intentional acts of vandalism and similar events. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to DIT's systems in the future. In particular, DIT previously experienced a network interruption from its ISP (MCI-Worldcom) that was caused by a severed fiber in Atlanta. However, because the interruption in service did not last more than few hours, its impact on DIT's business was not material. DIT does not presently have fully redundant systems, a formal disaster recovery plan or alternative providers of services and does not carry sufficient business interruption insurance to compensate it for any losses that it may incur. These types of occurrences could cause users to perceive the Web sites as not functioning properly and therefore cause them to use other methods to obtain their business and financial information and services. In the case of repeated or persistent system failures, DIT's reputation and name brand could be materially adversely affected. Although DIT has implemented certain network security measures, its servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to render services, any and all of which could have a material adverse effect on DIT's reputation, expose DIT to liability and negatively affect its overall financial condition as a result.

DIT's Insurance Policy May Not Adequately Cover It For Losses That It May Incur

DIT has maintained, since June 6, 2000, a general commercial liability insurance policy through State Farm with Scottsdale Insurance Company. The aggregate limit on the policy is $1,000,000.00 during any twelve (12) month period. Pursuant thereto, Scottsdale will pay those sums which it becomes legally obligated to pay because of bodily injury or property damage. Scottsdale has the right and duty to defend DIT against any suit seeking such damages. However, the right and duty to defend ends when Scottsdale has used up the applicable limit during any twelve (12) month period. As such, DIT's policy may not adequately cover it for liabilities that exceeds this amount. DIT is also not covered for acts that infringe upon the rights and property of third parties during the course of advertising. DIT also maintains commercial property coverage with a limit of $50,000.00. In the event of loss, DIT will be paid within thirty (30) days after providing adequate proof of said loss.

Secure Transmission of Confidential Information May Be Compromised

The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. DIT currently relies on encryption technology licensed from Verisign to effect secure transmission of customer credit card information. Although DIT has not experienced any compromise or breach of security, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptology, or other events or developments will not result in a compromise or breach of the technology used by DIT to protect consumer transaction data. If any such compromise or breach of the technology used by DIT were to occur, it could be harmful to DIT's reputation and reduce confidence in DIT's ability to conduct Internet-based commerce effectively and confidentially. Furthermore, a party who is able to circumvent DIT's security measures could misappropriate proprietary information or cause interruptions in DIT's operations. DIT may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of DIT involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage DIT's reputation and expose DIT to a risk of loss or litigation and possible liability. DIT's insurance policies carry low coverage limits, which may not be adequate to reimburse DIT for losses caused by security breaches.

Storage of Personal Information About Our Users.

DIT has a privacy policy displayed on its Web sites. It is DIT policy not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of DIT's services when they initially register. Although DIT has not experienced any breach of its policy or of network security, if third persons are able to penetrate DIT's network security or otherwise misappropriate user personal information or credit card information, DIT could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes.

Liability for Information Displayed on Our Websites.

The law relating to the liability of online services companies for information carried on or disseminated though their services is currently unsettled. DIT may be subjected to claims, under the laws of the United States or under the laws of foreign jurisdictions, for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement or based on other theories relating to the nature and content of the services and information disseminated on DIT's Web sites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. DIT may also be subjected to claims based upon the content that is accessible from its Web sites through links to other Web sites.

Item 2: Management Discussion and Analysis or Plan of Operation

Management's Overview of DIT's History

DIT is engaged in the development and operation of its two Web sites, Mybiz888.com and Quote888.com, which provide Internet-based finance and business content and services for the Chinese community of the United States and Canada. The Web sites are located at www.mybiz888.com and www.quote888.com.

DIT commenced operation on June 1, 2000 and concluded its fiscal year on September 30, 2000. During this period, operating activities consisted primarily of developing Mybiz888.com and Quote888.com, and the systems and infrastructure necessary to support them. Mybiz888.com was launched on September 1, 2000 and was the only site in operation during the fiscal year.

Revenues of $2,697.00 were generated from Mybiz888.com and were allocated as follows: $2,250.00 for Web development services; $170.00 for domain name registration services; and $277.00 for e-business tools. DIT incurred Web site development costs of $62,583.00 and operating expenses of 74,388.00. Marketing costs totaled $11,200.00. As of September 30, 2000, DIT had a cash balance of $125,762.00 and current assets of $145,100.00.

On October 10, 2000, DIT entered into a one-year renewable content partnership agreement with Sina.com, pursuant to which it currently pays to Sina.com $2,500.00 per month for online advertising.

On November 1, 2000, DIT launched Quote888.com.

For the quarter ending December 31, 2000, DIT generated revenues of $19,054.00, which were allocated as follows: $18,650,00 for Web development and maintenance services, $245.00 for domain name registration services and $159.00 for e-business tools. DIT incurred Web site development costs of $57,529.00 and operating expenses of $106,575.00. Marketing costs totaled $35,666.00. As of December 31, 2000, DIT had a cash balance of $92,095.00 and current assets of $101,282.00.

DIT is in the process of raising $750,000.00 in additional capital through a Regulation D, Rule 504 offering at a per share price of $1.00. To date, DIT has raised $405,000.00, which includes a verbal commitment by a third party in the amount of $250,000.00. In the event that the verbally committed funds are not actually received by DIT, then management estimates that, without additional capital, it can meet its obligations until March 31, 2001 at which time DIT will need to look to other sources of capital, including bank or other lender financing and the issuance of common stock, preferred stock or debt securities. Failure to obtain additional financing within in a reasonable time and upon reasonable terms raises substantial doubt about DIT's ability to continue operations.

If DIT does receive the funds, management believes that DIT will be able to meet its obligations until September 30, 2001. Thereafter, because DIT anticipates that operating expenditures will exceed revenues during this period, DIT may need to look to other sources of capital, including bank or other lender financing and the issuance of common stock, preferred stock or debt securities. DIT's inability to obtain such financing within a reasonable time and upon reasonable terms, if such financing is required, will raise substantial doubt about DIT's ability to continue future operations.

DIT has outstanding loans in the amount of $160,000.00. These loans are repayable on June 30, 2001, and bear interest at 8% per annum. If DIT is unable to repay these loans, they are convertible to common shares at a rate of $0.875 per share.

Summary of Business Development During the Next Twelve Months.

In light of the fact that DIT has not generated significant revenue or incurred significant costs, and due to its extremely limited operating history, prior year comparisons of DIT's financial results are neither possible nor would they be indicative of future performance. Furthermore, because DIT does not have an operating history that revenue projections can be compared to or upon which any level of accuracy can be based, management believes that revenue projections for the following twelve months would be speculative and of little import. Accordingly, management shall focus its discussion of DIT's plan of operation, in accordance with Item 303(a)(ii) of Regulation S-B, on the development of the business during the next twelve months.

Management will focus its resources during the following twelve months in the following areas:

Ongoing Development of the Quote888.com Web site. Management believes that the quality of Quote888.com compares favorably with that of its competitors, in terms of the design and layout of the site, the software technology developed and utilized in connection with the site, and the breadth and quality of information available on the site. Management believes that, in order to effectively market Quote888.com as a quality destination for the consumption of online finance-oriented information and services in Chinese, DIT must continue to improve on and expand the scope of information and services available. This includes the development of increasingly specialized and detailed informational services designed to provide users with unbiased assistance in connection with market-related decision-making. In addition to developing these services within the company, management will seek to enter into relationships with reliable third party providers of content and services that management believes will be useful and valuable to Quote888.com users and will facilitate development of the Quote888.com brand. Management will utilize care is selecting quality third party providers. Management plans to market Quote888.com to the Chinese community by maintaining its online presence with Sina.com and Yahoo! and developing and implementing a traditional media marketing campaign within the major metropolitan markets of the United States and Canada. (See marketing strategy below). As Web site traffic grows, management believes that DIT will be able to generate greater revenues from advertising, which includes online advertising, direct email marketing for third parties through Quote888.com's opt-in database of registered users and referral fees. As required, management also plans to hire up to three (3) marketing and sales professionals within the next twelve months, who will seek to develop such revenue streams, as well as generate clientele for Quote888.com's content and software licensing services.

Mybiz888.com Web Development Services. Management believes that resources devoted to Mybiz888.com should be focused on generating revenues from providing Web development and maintenance services. Because of the increasing relevance of the Internet as an information medium and a platform to conduct commerce, management believes that the demand for technology will continue to experience overall growth during the next twelve months. Management also believes that, while there are numerous providers of Internet-based technology services, DIT offers a high quality product, competitive pricing and expertise, both in finance-related Web development (through Quote888.com) and the Chinese-language. Such expertise will be marketed to traditional and e-business that has or is contemplating a related presence on the Web. As stated previously, management plans to hire up to three (3) marketing and sales professionals during the next twelve months. Their duties during the next twelve months will also encompass the development of business relationships with companies that can utilize DIT's Web development services.

Ongoing Development of Other Services. Although DIT will focus proportionately greater resources during the next twelve months in the areas set forth above, management believes that it is important to continue development and marketing of all other areas of Quote888.com and Mybiz888.com. Management will seek economically efficient ways to develop and promote these areas.

Marketing Strategy

Our marketing strategy has focused on developing content-based relationships with third party Web sites. We currently market Quote888.com through Yahoo! and Sina.com, both of which feature Quote888.com content and provide a direct link from those sites to Quote888.com. We currently market Mybiz888.com through Sina.com, which has developed and devoted an area within the business channel of Sina.com, mybiz888.sina.com, to offering Mybiz888.com e-business services. During the next twelve months, management expects to continue and possibly expand its respective relationships with Sina.com and Yahoo!

In addition, management plans to initiate a sustained marketing campaign beginning April 1, 2001 by allocating $15,000.00 per month to marketing the Web sites, increasing thereafter at a rate of 20% per month. Management plans to allocate its resources as follows: $2,500.00 for online advertising, $5,000.00 to Chinese-language newspapers, $2,500.00 to Chinese-language print magazines and $5,000.00 to television advertising. To the extent that DIT is able to receive additional capital, whether through investment or revenues, management plans to devote additional resources toward further development of its marketing strategy, which will focus during the next twelve months on Quote888.com and the Web development services offered through Mybiz888.com. Management believes that online marketing can be accomplished by DIT without expending significant financial resources, and does not plan to devote additional resources toward online advertising. Rather, management plans to continue to pursue cooperative relationships with third party Web sites on terms similar to that it has already negotiated with e21 Corp., Chinese News Net, Inc., and Momentum Internet Corp.

As indicated by the numbers in the preceding paragraph, management will devote the majority of its financial resources towards the development of a traditional media marketing campaign. DIT believes that it will be most effective in developing and maintaining its brand name through sustained and targeted advertising of Quote888.com and Mybiz888.com through television, radio and print (magazines and newspapers). In this regard, DIT will focus on Chinese-language outlets within major metropolitan markets of the United States and Canada with a significant Chinese population, i.e, Los Angeles, New York, Vancouver, San Francisco, etc.

To the extent that funds are limited due to lack of revenues or issues related to financing, management will pare down its traditional marketing campaign accordingly, and step up efforts to promote its Web sites through more cost-effective methods. Such methods would encompass increased efforts to enter into agreements with third party Web sites on terms such that DIT's Web sites receive exposure and are promoted with little or no financial cost to DIT, i.e., DIT may license its content and/or services lieu thereof. They would also include amplified efforts by management to contact potential clients directly to market its Web development services.

Anticipated Revenue Streams for Quote888.com

Although management anticipates that Quote888.com will derive most of its revenues from advertising sales, it expects to generate revenues during the next twelve months from the following revenue streams: (i) subscription fees, (ii) content licensing fees, (iii) software licensing fees, (iv) advertising sales, and (v) referral fees.

Quote888.com currently offers premium subscription services for unlimited real-time quotes at a rate of $9.99 per month. DIT plans to develop, make available and promote additional subscription-based services on an ongoing basis.

Quote888.com plans to license its proprietary content to Chinese-language Web sites for fees ranging from $3,000.00 to $5,000.00 per month, based on the content being licensed and the terms of the agreement. Management also plans to license its software applications for Quote888.com to other finance-oriented Web sites. Licensing fees will range from $2,000.00 to $10,000.00 per month.

Management plans to generate revenue from banner advertising, with CPM rates ranging from $15.00 to $25.00 for rotating banners, $2,000.00 to $8,000.00 per month for static advertising, and customized pricing for sponsorships. For definition of CPM, see Revenue Generation Strategy for Quote888.com. Management also plans to introduce targeted database marketing but has not yet formulated a price structure.

Management plans to develop revenue opportunities from transaction fees. In this regard, management seeks to enter into relationships with third party advertisers whereby DIT receives a fee each time a Quote888.com user clicks on a banner advertisement displayed on Quote888.com, is transferred to the third party site and thereafter enters into a transaction, i.e., purchases a product or service, on the third party site.

Anticipated Revenue Streams for Mybiz888.com

DIT's management estimates the following revenue streams for Mybiz888.com during the next twelve months: (i) incorporation services, (ii) domain name registration, (iii) Web site hosting, (iv) e-business tools, (v) advertising sales, and (vi) Web development services.

As set forth above, management does not expect that significant revenues will be generated by Mybiz888.com during the next twelve months from revenue streams (i) through (v). Management believes that, in order to generate significant revenues from these services, DIT would need to expend considerable resources in developing an audience, and in marketing the utility of those services to that audience. DIT does not presently have the resources to do so. Rather, management believes that resources devoted to Mybiz888.com should be focused on generating revenues from providing Web development and maintenance services. Because of the increasing relevance of the Internet as an information medium and a platform to conduct commerce, management believes that the demand for technology will continue to experience overall growth during the next twelve months. Management also believes that, while there are numerous providers of Internet-based technology services, DIT offers a high quality product, competitive pricing and Chinese-language expertise. Such expertise will be marketed to traditional and e-business that has or is contemplating a Chinese-language presence on the Web.

DIT charges $500.00 per incorporation or LLC formation. DIT outsources the actual services through Corporate Creations Enterprises, Inc. ("Corporate Creations"), with which DIT has a verbal agreement. Corporate Creations charges DIT a $99.00 service fee per incorporation and LLC formation, in addition to state filing fees (which vary in each state). DIT retains the balance.

DIT charges the following fees for its subscription-based e-business tools:

<table>

<tc>
(ii)	customizable message boards	$19.95 per month
(iv)	shopping cart	$39.95 per month
(vi)	search engine submission tool	$9.95 per month
(vii)	polling tool	$14.95 per month
(ix)	bad link repair tool	$19.95 per month

</table>

Romanettes (ii), (iv), (vi), (vii) and (ix) correspond to the description of the ebusiness Web site tools in DIT's Description of Business. Except as set forth above, DIT does not currently charge a fee for the other e-business Web site tools available on Mybiz888.com. DIT will continue to offer the remaining tools free of charge in order to generate traffic and use of Mybiz888.com services.

DIT charges a fee of $35.00 for the registration of domain names. DIT has a verbal agreement with Open SRS, which provides the domain names to DIT for a standard fee of $10.00 per domain name.

DIT offers Web-hosting services for $19.95 per month.

Management does not expect more than modest revenue from advertising sales on Mybiz888.com because, as a B2B service site, it is not designed to generate high traffic levels or, consequently, advertising sales. Because Mybiz888.com's registered user database is relatively small, management does not believe that targeted marketing will generate significant revenues during the next twelve months.

Item 3. Description of Property

DIT owns no real estate and maintains its executive offices at 9420 Telstar Avenue, Suite 211 El Monte, CA 91731, which premises have 2,085 square feet and have been leased for two (2) years by DIT, ending May 31, 2002.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Securities Ownership of Certain Beneficial Owners and Management



<TR>
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Richard Manley 745 West Glenoaks Boulevard Glendale, CA 91201	900,000	7.6%
Common	Joseph Puglia 1362 Green Lane La Canada, CA 91011	750,000	6.3%
Common	Glen Watson 1505-1331 Homer Street Vancouver, B.C. V6B 5M5	900,000	7.6%
Common	Kenneth Yeh President, , Secretary, Chairman 1833 Watson Dr. Arcadia CA 91006	5,864,700	49.7%
Common	Greg Amor CFO 662 Tam O'Shanter Drive Las Vegas, NV 89109	375,000	3.2%
Common	J. Frank Callaghan 500 108th Avenue NE Suite 1710 Bellevue, WA 98004	375,000	3.2%
Common	Amitesh Damudar 8909 Wonderland Park Ave. Los Angeles, CA 90046	869,800	7.4%
Common	Eric Lo Director 1252 Huntington Drive San Marino, CA 91108	205,000	1.7%
Common	Qingkuang Yang Director 2542 N. Edward El Monte, CA 91731	205,000	1.7%
Common	Officers and Directors, as a Group	6,649,700	56.4%



DIT is unaware of any arrangements at this time that would result in a change of control.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Set forth below are the names, ages, positions and business experience of the executive officers and directors of DIT. All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. No family relationship exists between the executive officers and directors of the Company.

Kenneth Yeh, President, Secretary and Chairman of the Board, age 25, has been involved with the Company since its inception. From October 1999 to August 2000, Mr. Yeh was a principal engineer at Mariner Networks, Inc., a network software company engaged in the development of broadband access concentrators for wide area networking (WAN) communities, which provides mid-sized companies with economically viable access to broadband services. Its products, sold to OEMs, service providers and end-users through offices in the United States and Europe, allow integration of voice, data and video networks onto a single WAN backbone. From July 1997- October 1999, Mr. Yeh served as a senior software engineer at Nortel Networks, Inc., a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Yeh holds a B.S. degree in Computer Science & Engineering from the University of California, Los Angeles (1997) and an M.S. in Computer Science (Software Engineering) from the University of Southern California (1999).

Greg Amor, Chief Financial Officer, age 44, resigned from his position as Secretary and Director on October 15, 2000. Mr. Amor is an experienced venture capitalist and has been a director or senior officer of numerous public companies since 1985. From January 1997 to the present, Mr. Amor has served as President of Resource Management, Ltd., in which capacity he provides administrative, accounting and management-related consulting services. From March 2000 to August 2000, Mr. Amor also served as Chief Financial Officer of Light Management Group Inc., a publicly-traded company engaged in the development of an acoustic-laser switch for fiber optic cable communications. Mr. Amor has also served as a director with Okak Bay Resources, Ltd. (February 1996-March 2000), Golden Cariboo Resources, Ltd (April 1997-present) and Double Creek Mining, Ltd (March 1987-present), each of which are engaged in mineral resource exploration in Canada and are publicly traded on the CDNX. Mr. Amor holds a Licenciate in Accounting degree and the professional designation of Chartered Accountant.

Qingkuang Yang, Director, age 28, has been involved with the Company since its inception. Mr. Yang previously served as a software engineer for Unlocked, Inc., an Internet-based provider of e-commerce solutions, Web site design and database integration services (August 1998- August 1999). Mr. Yang has subsequently been responsible for the design and site architecture of several well-known Asian Internet sites. His repository includes an Internet-based Asian financial information provider, ChuMD.com (http://www.chumd.com), an on-line medical and healthcare information and services company serving the global Chinese community, and DocFoot.com (http://www.docfoot.com), a podiatrist web-site. Mr. Yang holds a B.S. in Computer Science from Western Michigan University (1998).

Eric Lo, Director, age 25, has been involved with the Company since its inception. Mr. Lo previously served as a senior software engineer at Nortel Networks form May 1998-March 2000, in which capacity he was responsible for the design and development of digital communications systems. Nortel Networks is a global leader in telephony, data, wireless and wireline solutions for the Internet. Mr. Lo holds a B.S. degree in Computer Science from the University of California, Los Angeles (1998).

Item 6. Executive Compensation

Greg Amor, DIT's Chief Financial Officer, entered into a one-year employment agreement, dated October 15, 2000, pursuant to which he will receive an annual salary of $60,000.00 as compensation for his services.

Since June 1, 2000, Ken Yeh has received an annual salary of $70,000.00, and serves without an employment agreement.

No other Officers or Directors received compensation during the period ending September 30, 2000.

Item 7. Certain Relationships and Related Transactions

None.

Item 8. Description of Securities

The authorized capital stock of DIT is 100,000,000 shares, divided into 70,000,000 common shares with a par value of $0.001 per share and 30,000,000 preferred shares. As of November 30, 2000, a total of 11,800,000 common shares were issued and outstanding. A description of the common share rights is set forth below:

Change in Control Provisions

Article VI of DIT's Articles of Incorporation requires an affirmative vote by at least three-quarters of the value of its shares or a class of shares or of its creditors to approve a proposed reorganization between DIT and its creditors or any class of creditors, or between DIT and its shareholders or any class of shareholders.

Article II Section 5 of DIT's Bylaws allows the Board of Directors to close the stock transfer books for up to sixty (60) days for the purpose of determining who is entitled to receive notice of any meeting of shareholders or any adjournment thereof, vote at any meeting, any dividends, or to receive the allotment of rights for the purpose of making necessary determinations in connection with a change or conversion or exchange of capital stock.

Takeover provisions

There are no anti-takeover provisions in DIT's Articles of Incorporation or its Bylaws.

Voting Rights: Each common share shall have one (1) vote on all matters coming before meetings of shareholders and there shall be no preference or limitation or restrictions thereon beyond those required by law, or by written agreement of all shareholders.

Dividends: DIT may pay dividends declared in cash, in property, in obligations of DIT or in shares of the capital stock.

Preemptive rights: There are no preemptive rights for holders of common or preferred stock.

DIT is authorized to issue preferred shares, although none have been issued at this time. While DIT is allowed to establish specific rights as to any preferred shares, it has not done so, and has no plans to establish such rights at this time.

PART II

Item 1. Market Price of and Dividends on the Issuer's Common Equity and Other Shareholder Matters.

The Issuer's stock is currently not traded on any public trading markets.

The Issuer has an outstanding loan of $20,000.00, which is convertible into shares of common stock at a price of $0.875 per share on June 30, 2001, for a total of 22,857 shares that are convertible into common equity of the Issuer.

The Issuer has an outstanding loan of $140,000.00, which is convertible into shares of common stock at a price of $0.875 per share on June 30, 2001, for a total of 160,000 shares that are convertible into common equity of the Issuer.

There are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Issuer has agreed to register under the Securities Act for sale by security holders.

There are no shares that are being or have been proposed to be publicly offered by the Issuer, the offering of which could have a material effect on the market price of the Issuer's common equity.

There are currently approximately 302 holders of DIT's common stock.

DIT has not paid out any dividends to shareholders in the past two years. There are no restrictions that would limit the ability of DIT to pay dividends on common equity. DIT does not anticipate paying dividends for the foreseeable future.

Item 2. Legal Proceedings.

DIT knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated. There are no unsatisfied judgments against DIT.

Item 3. Changes in and Disagreements with Accountants.

Not applicable.

Item 4. Recent Sales of Unregistered Securities

None.

Item 5. Indemnification of Directors and Officers.

Section 561 of the Michigan Compiled Laws, Corporation Act, states as follows:

Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

PART F/S

The following financial statements are included herewith:

(i) Audited Financial Statements of DIT Ventures, Inc. (DIT Nevada) as at September 30, 2000, for the period from June 1, 2000 (date of incorporation) to September 30, 2000.

(ii) Financial Statements and Supplementary Information of DIT Ventures, Inc. for the quarter ended December 31, 2000.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

DIT VENTURES, INC.

Financial Statements and Supplementary Information

September 30, 2000

DIT VENTUERS, INC.

Financial Statements and Supplementary Information

September 30, 2000

Independent Auditor's Report

Financial Statements

Balance Sheet

Statement of Income

Statement of Stockholders' Equity

Statement of Cash Flows

Note to Financial Statements

Independent Auditor's Report on Supplementary Information

Supplementary Information

Supplementary Schedule- Operating Expenses

Independent Auditor's Report

To the Board of Directors and Stockholders of

DIT Ventures, Inc.

We have audited the accompanying balance sheet of DIT Ventures, Inc., a Nevada corporation, as of September 30, 2000 and the related statement of income, stockholders' equity, and cash flows for the quarter then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIT Ventures, Inc., as of September 30, 2000 and the results of its operations and its cash flows for the quarter then ended in conformity with generally accepted accounting principles.

____________________________

Edward C. Lee

Certified Public Accountant

El Monte, California, U.S.A.

October 27, 2000

1

DIT VENTURES, INC.

Balance Sheet

Sept. 30, 2000

<table>

<tr>
	Sept. 30, 2000	Pr Form Sept. 30, 2000 (Unaudited, Note 11-13)
ASSETS
CURRENT ASSETS
Cash & cash equivalent (Note 2)	$ 125,761	$ 125,762
Accounts receivable-net	2,250	2,250
Prepaid expenses and other (Note-3)	16,154	17,088
TOTAL CURRENT ASSETS	$ 144,165	$ 145,100
PROPERTY AND EQUIPMENT-NET (Note-4)	73,460	73,460
OTHER ASSETS
Security deposit	7,500	7,501
TOTAL ASSETS	$ 225,125	$ 226,061

</table>

The accompanying notes are an integral part of the financial statements.

2

DIT VENTURES, INC.

Balance Sheet

Sept. 30, 2000

<table>

<tr>
	Sept.30, 2000	Pro Forma Sept.30, 2000 (Unaudited, Notes 11-13)
LIABILITIES & EQUITY
CURRENT LIABILITIES

Notes payable - Current (Note-5)	$ 160,000	$ 180,000
Credit card-American Express	4,642	4,642
P/R tax & withholding payable	12,711	12,711
Accrued expenses (Note-6)	2,052	13,513

TOTAL CURRENT LIABILITIES	$ 179,405	$ 210,866

NONCURRENT LIABILITIES

STOCKHOLDERS' EQUITY (Note 7)	-	-
Stock authorized: 70,000000 Common 30,000,000 Preferred	-	-
Stock issued: 4,300,000 common @ $0.001 par value 11,800,000 common on Pro Forma basis @ $0.001 par value	4,300	11,800
Additional paid-in capital On Pro Forma basis (11,800,000 common @ $0.001 par value), additional paid-in capital was reduced from $174,800 to $136,775.	174,800	136,775
Accumulated deficit	(133,380)	(133,380)
Stockholders' equity - Net	45,720	15,195

TOTAL LIABILITIES & EQUITY	$ 225,125	$ 226,061

</table>

The accompanying notes are an integral part of the financial statements.

3

DIT VENTURES, INC.

Statement of Income

For the Quarter Ended Sept. 30, 2000

<table>

<th>
	Sept. 30, 2000	Pro Forma Sept.30, 2000 (Unaudited, Note11-13)
Revenue (Note-8)	$ 2,697	$ 2,697
Cost of revenue
Web site development cost	62,583	62,583
Marketing cost	11,200	11,200
Gross profit	71,086	71,086

Operating expenses
Marketing expenses	669	669
General and administrative expenses	60,323	74,388
Operating income/ (loss)	(132,078)	(146,143)

Other expense & loss
Interest expense	(1,302)	(1,502)

Income / (loss) before taxes	(133,380)	(147,645)

Provision for taxes (Note-9)	-	-

Net loss	$ (133,380)	$ (147,645)

Loss per share	$ (0.03)	$ (0.01)

</table>

The accompanying notes are an integral part of the financial statements.

4

DIT VENTURES, INC.

Statement of Stockholders' Equity

Sept. 30, 2000

<table>

<tr>
Common Stock	Accumulated
	Share	Value	Deficit	Total

Balance
July 1, 2000	4,100,000	$ 4,100
Sept. 30, 2000	200,000	200		4,300
Additional paid in capital		174,800		174,800
Net income for the quarter	___ 0	0	$ (133,380)	(133,380)

Balance
Sept. 30, 2000	4,300,000	$ 179,100	($ 133,380)	$ 45,720

</table>

The accompanying notes are an integral part of the financial statements.

5

DIT VENTURES, INC.

Statement of Cash Flows

For the Quarter Ended September 30, 2000

<table>

<tr>
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$ (133,380)
Adjustments to reconcile net income to net cash
Cash provided by (used for) changes in assets and liabilities
Accounts receivable	(2,250)
Prepaid advertising	(10,833)
Prepaid rent	(2,815)
Prepaid legal service	(506)
Prepaid purchase-Domain names	(2,000)
Credit card- American Express	4,643
P/R tax &withholding payable	12,710
Accrued expenses & interest	2,052

NET CASH USED FOR OPERATING ACTIVITIES	(152,379)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(73,460)
Security deposits	(7,500)

NET CASH USED FOR INVESTING ACTIVITIES	(80,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of issuance of common stock	179,100
Notes payable - Current	160,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	339,100

NET INCREASE (DECREASE) IN CASH	125,761

Cash and cash equivalents, beginning of period	$ -

Cash and cash equivalents, end of period	$ 125,761

Supplementary disclosure of cash flow information:

Cash paid: Interest expense	$ -
Income taxes	$ -

</table>

The accompanying notes are an integral part of the financial statements.

6

DIT VENTURES, INC.

Notes to Financial Statements

30-Sep-00

Note-1 Organization and Summary Significant Accounting Policies

Organization and Purpose

MEDLA888.COM was incorporated on June 1, 2000 in the state of Nevada and authorized to do intrastate business in the state of California on June 13, 2000. On August 14, 2000, the name of the corporation was changed to DIT Ventures, Inc. DIT Ventures, Inc. is mainly engaged in the business of website design & hosting, financial information translating, and the network link of business to business and business to consumers. On September 28, 2000, the company entered into a merger agreement with Paramount Casino Corporation, a corporation incorporated in the state of Michigan. This agreement and plan of merger was effective on October 15, 2000.

Significant Accounting Policies

The company uses the accrual method of accounting for financial reporting and income tax purpose by which assets and liabilities are recorded and revenues and expenses are recognized in the period in which they are earned and incurred.

A. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 requires a change from the deferred method of accounting for income taxes of APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The accompanying notes are an integral part of the financial statements.

7

C. Revenue Recognition and SAB 101 Impact

Revenue generating agreements are on a fee for service basis. The services provided are approved once payment has been received. Completion of services on our active site Mybiz888 takes less than 7 days to complete. So, revenue is immediately recognized.

Revenue Recognition

Quote888

Online transaction revenues will be derived primarily from subscription fees, banner ads, licencing fees, and news dissemination fees. All of these revenue streams will be recognized when paid as the services for which payment has been received have either been performed or will be performed shortly (monthly subscription dues are paid one month in advance).

Barter Revenue

To date, advertising revenue, which includes barter advertising, has accounted for less than 1% of the company's revenue. The company will record barter revenue only to the extent that specific objective evidence existed demonstrating the fair value of benefits given and received. As a result, most barter transactions will be judged to have no value or associated revenue.

Provisions for doubtful accounts and authorized credits to sellers are provided at the time of revenue recognition based upon the company's historical experience.

The company has reviewed Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and its effect on the recognition of listing and featured item fee revenue. The company believes the effect of SAB 101 on historical fee revenue is insignificant, DIT Ventures, Inc. has adopted the provision for licencing fee revenue. As such, future licences fee revenue, if any, in Quote888 will be recognized ratably over the period of the licencing agreement.

Note-2 Cash and Cash Equivalents

<table>

<tr>
Cash on hand	$ 2,261
United National Bank #3026469 (Business Checking)	123,500
Total	$ 125,761
=========

</table>

The accompanying notes are an integral part of the financial statements.

8

Note-3 Prepaid Expenses and Other

<table>

<tr>
Prepaid advertising - Yahoo	$ 10,833
Prepaid rent	2,815
Prepaid legal service	506
Prepaid purchase - Domain names	2,000
$ 16,154

</table>

Note-4 Property and Equipment

Property and equipment additions are recorded at cost. Maintenance, repairs, and renewals are expensed, and additions and improvements are capitalized. Depreciation is computed using straight-line methods over the estimated useful lives of asset ranging from 5-7 years.

<table>

<tr>
Furniture & fixture	$ 11,954
Computer - PC's	17,161
Computer - Servers	37,320
Office equipment	1,052
Computer software	7,903
Less accumulated depreciation and amortization	(1,930)
Total fixed asset - Net	$ 73,460

</table>

Note-5 Notes Payable

<table>

<tr>
Loan from Richard Manley-A	$ 20,000
Loan from WGN Enterprises, Ltd.-B	140,000
$ 160,000

</table>

A. This loan was executed on July 12, 2000 with maturity date June 30, 2001. Interest rate is stated at 8% per annum, compounded monthly.

B. This loan was executed on August 30, 2000 with maturity date June 30, 2001. Interest rate is stated at 8% per annum, compounded monthly.

Upon maturity, the above two creditors have the right, at their options, require the company to convert all of the unpaid principal balance and accrued interest into shares of the common stock of the company at a deemed price per share of $0.875. In the event of prepayment, the conversion amount is up to $20,000 for creditor A and $40,000 for creditor B.

The accompanying notes are an integral part of the financial statements.

9

Note-6 Accrued Expenses

<table>

<tr>
Pac Bell Wireless	$ 66
Chinese Yellow Page	600
Primus Telecommunications	63
Sparkletts - drinking water	21
Accrued interest expenses	1,302
$ 2,052

</table>

Note-7 Ownership

The company has only one class of common stock and authorized to issue 100,000,000 shares. As of September 30, 2000, total outstanding shares are 4,300,000.

<table>

<tr>
Name of stockholder	# of shares owned	% of ownership

Kenneth Yeh	3,175,000	73.84%
Qingkuang Yang	205,000	4.77%
Kylie Chan	275,000	6.40%
Eric Lo	205,000	4.77%
Amitesh Damudar	240,000	5.58%
Barrington Simon	200,000	4.65%
	4,300,000	100.00%
	============	===========

</table>

Note-8 Cost of Revenue and Website Development Cost

<table>

<tr>
Website development cost
Internet fees-T1	$ 8,970
Salaries & wages	46,985
Payroll taxes	4,698
Depreciation	1,930
Website development cost-Total	62,583
Marketing costs	11,200
$ 73,783
=========

</table>

The accompanying notes are an integral part of the financial statements.

10

Website Development Costs

Computer software costs that are incurred in the preliminary project stage (all costs to date) have been expensed as incurred. In future years once an application reaches the development state, internal and external costs will be capitalized. Such costs include but are not limited to external direct costs and services, payroll and payroll related costs, and interest costs incurred while developing internal use software. All capitalize costs will be amortized on a straight-line basis.

Note-9 Provision for Income Tax

No income tax provision is recorded for the period end.

According to R&TC Secs. 23153 & 23221 and AB10(CH.99-64), new C corporations formed on or after January 1, 2000, are exempt from the minimum franchise tax during the first two years of business. These corporations are exempt from the minimum franchise tax prepayment to the Secretary of State (SOS) and from the second year's minimum franchise tax, which is paid as the first estimated tax payment.

There are no material disclosures required under SFAS 109 (see Note-1).

Note-10 Lease Commitment

The company lease its office space under one noncancelable operating lease. The commencement date is June 1, 2000 and expired on May 31, 2002. future minimum lease payments are as follows:

<table>

<tr>
30-Sep-01	$ 33,777
31-May-02	14,074
Total minimum lease payments	$ 47,851

</table>

Note-11 Pro Forma Basis of Presentation

The pro forma information presented has been prepared for inclusion in a Registration Statement on Form 10-SB to be filed by DIT Ventures, Inc., formerly Paramount Casino Corporation ("Paramount"), with the United States Securities and Exchange Commission. On September 28, 2000, Paramount entered into an agreement and plan of merger to acquire all of the issued and outstanding shares of DIT Ventures, Inc. ("DIT") in exchange for 4,300,000 common shares of Paramount (the "Agreement").

The accompanying notes are an integral part of the financial statements.

11

Certain of Paramount's significant shareholders also entered into an agreement with the shareholders of DIT to sell a total of 6,119,500 common shares of Paramount held by them to the shareholders of DIT. Completion of these transactions occurred on October 15, 2000 and Paramount changed its name to DIT Ventures, Inc. As the shareholders of DIT obtained control of Paramount on completion of these transactions, the Agreement will be accounted for as a capital transaction, effectively as if DIT had issued shares to acquire Paramount, followed by a recapitalization. Under recapitalization accounting, the historical assets, liabilities, revenues and expenses will be those of DIT, with Paramount's assets, liabilities, revenues and expenses consolidated effective October 15, 2000. The pro forma consolidated financial information gives effect to completion of the Agreement and the assumptions described in note 12 and include:

(a) a pro forma balance sheet prepared from the balance sheets of Paramount and DIT as at September 30, 2000, which gives pro forma effect to the Agreement and the assumptions described in note 12, if the Agreement was completed on September 30, 2000.

This pro forma information is not necessarily indicative of the consolidated financial position or results of operations that would have resulted if the transactions described above had occurred on the dates indicated, or of the future operating results of Paramount subsequent to completion of the Agreement.

Note-12 Pro Forma Assumptions

The pro forma consolidated balance sheet has been prepared based on the balance sheet of each of Paramount and DIT as at September 30, 2000 and gives pro forma effect to the Agreement as if it had been completed as at September 30, 2000. As the shareholders of DIT obtained control of Paramount on completion of the Agreement, the Agreement has been accounted for in this pro forma consolidated balance sheet as a capital transaction by DIT, followed by a recapitalization. DIT's additional paid-in capital has been reduced by Paramount's deficiency in assets at September 30, 2000 (note 13). In addition, as Paramount's common shares have a par value of $0.001 per share, DIT's additional paid-in capital has also been reduced by the $7,500 par value of Paramount's previously issued share capital (note 13).

The accompanying notes are an integral part of the financial statements.

12

Note-13 Share Capital And Additional Paid-In Capital

<table>
<tr>	Number of shares	Share capital	Additional paid-in capital	Total share capital and additional paid-in capital
DIT balance, 9/30/00 prior To the Agreement with Paramount	4,300,000	$ 4,300	$ 174,800	$ 179,100
Paramount balance, 9/30/00 Prior to the Agreement with DIT	7,500,000	7,500	-	7,500

Reduction in additional paid-in capital to reflect the par value of Paramount's outstanding shares as a result of DIT's reverse takeover of Paramount (note 12)	-	-	(7,500)	(7,500)

Reduction in additional paid-in capital to reflect the the shareholders' deficiency of Paramount as a result of DIT's reverse takeover of Paramount (note 12)	-	-	(30,526)	(30,526)
	7,500,000	7,500	(38,026)	(30,526)

Shares of Paramount Proposed to be issued to Acquire shares of DIT (note 12)	4,300,000	4,300	174,801	179,101
Pro forma Paramount Balance, 9/30/2000	11,800,000	$11,800	136,775	$148,575

</table>

Note-14 Loss Per Share

The calculations of pro forma loss per share in the pro forma information for the period ended September 30, 2000 is based on the weighted average number of common shares of Paramount that would have been outstanding for the period from June 1, 2000 to September 30, 2000 had the Agreement described in note 12 occurred on June 1, 2000.

The accompanying notes are an integral part of the financial statements.

13

Independent Auditor's Report

on Supplementary Information

To the Board of Directors and Stockholders of

DIT Ventures, Inc.

Our report on our audit of the basic financial statements of DIT Ventures, Inc., a Nevada corporation, for 2000 the quarter ended 09/30/00 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplementary Schedule- Operating Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Edward C. Lee

Edward C. Lee, CPA

Certified Public Accountant

El Monte, California, U.S.A.

October 27, 2000

14

DIT VENTURES, INC.

Supplementary Schedule-Operating Expenses

September 30, 2000

<table>

<tr>
A.Marketing expenses
Printing	$669
Total marketing expenses	669

B. General & Administrative expenses
Bank Charge	210
Dues and subscriptions	383
Health and dental insurance	1,453
Liability insurance	850
Insurance-other	771
Legal & professional	7,044
Consulting fee	13,586
Licenses and fees	500
Office expense & supplies	2,983
Postage	372
Rent	11,259
Repairs and maintenance	190
Salaries and wages	16,823
Outside service	320
Alarm & security	175
Taxes-payroll	1,701
Telephone	1,704
Total general & administrative expenses	60,323

Total operation expenses	$ 60,992

</table>

See auditor's report on supplementary information.

15

Edward C. Lee, CPA

February 1, 2001

Mr. Kenneth Kang Yeh, CEO/President

DIT Ventures, Inc.

9420 Telstar Avenue, Suite 211

El Monte, CA 91731

Re: Filing of Form 10-SB

Dear Mr. Yeh:

We have audited the financial statements of DIT Ventures, Inc. (DITV) for the period June 1, 2000 (date of incorporation) through September 30, 2000. We hereby grant our consent for DITV to include our audit report (dated October 27, 2000) in DITV's filing of Form 10-SB.

Very truly yours,

Edward C. Lee, CPA

El Monte, California

DIT VENTURES, INC.

Financial Statements and Supplementary Information

For the quarter ended December 31, 2000

And

Independent Auditor's Report

DIT VENTUERS, INC.

Financial Statements and Supplementary Information

December 31, 2000

Independent Auditor's Report

Financial Statements

Balance Sheet

Statement of Income

Statement of Stockholders' Equity

Statement of Cash Flows

Notes to Financial Statements

Independent Auditor's Report on Supplementary Information

Supplementary Information

Supplementary Schedule- Operating Expenses

Edward C. Lee, CPA

Independent Auditor's Report

To the Board of Directors and Stockholders of

DIT Ventures, Inc.

We have audited the accompanying balance sheet of DIT Ventures, Inc. as of December 31, 2000 and the related statement of income, stockholders' equity, and cash flows for the quarter then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DIT Ventures, Inc., as of December 31, 2000 and the results of its operations and its cash flows for the quarter then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital and shareholders' deficiency, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

____________________________

Edward C. Lee

Certified Public Accountant

El Monte, California, U.S.A.

March 9, 2001

1

DIT VENTURES, INC.

Balance Sheet

As of December 31, 2000

<table>

<th>

ASSETS

<tc>
CURRENT ASSETS
Cash & cash equivalent (Note 2)	$ 92,095
Accounts receivable-net	6,420
Prepaid expenses and other (Note-3)	2,767

TOTAL CURRENT ASS ETS	$ 101,282

PROPERTY AND EQUIPMENT-NET (Note-4	84,631

OTHER ASSETS
Security deposit	9,500

TOTAL ASSETS	$ 195,413

<,/table>

See accompanying notes to the financial statements.

2

DIT VENTURES, INC.

Balance Sheet

As of December 31, 2000

<table>

<th>

LIABILITIES & EQUITY

<tc>
CURRENT LIABILITIES

Notes payable - Current (Note-5)	$ 180,000
Credit card-American Express	1,700
P/R tax & withholding payable	9,273
Accrued expenses (Note-6)	36,625

TOTAL CURRENT LIABILITIES	$ 227,598

NONCURRENT LIABILITIES	-

STOCKHOLDERS' EQUITY (Note-7)
Stock authorized: 70,000,000 Common
30,000,000 Preferred	-
Stock issued: 11,940,714 common @ $0.001 par value	11,941

Additional paid-in capital	270,762
Accumulated deficit	(314,888)
Stockholders' equity - Net	(32,185)

TOTAL LIABILITIES & EQUITY	$ 195,413

</table>

See accompanying notes to the financial statements.

3

DIT VENTURES, INC.

Statement of Income

For The Quarter Ended December 31, 2000

<table>

<tc>
	3 mo. Ended Dec. 31, 2000	Year-to-date Dec. 31, 2000
Revenue (Note-8)	$ 19,054	$ 21,751
Cost of revenue	57,529	120,112
Web site development cost
Marketing cost	35,666	46,867
Domain name fee	250	250
Gross profit	(74,391)	(145,478)

Operating expenses
Marketing expenses	0	669
General and administrative expenses	103,510	163,833
Operating income/ (loss)	(177,901)	(309,980)

Other expense & loss
Interest expense	(3,607)	(4,908)

Income / (loss) before taxes	(181,508)	(314,888)

Provision for taxes (Note-9)	-	-

Net loss	$ (181,508)	$ (314,888)

Loss per share (Note-12)	$ (0.015)	$ (0.026)

</table>

See accompanying notes to the financial statements.

4

DIT VENTURES, INC.

Statement of Stockholders' Equity

As of December 31, 2000

<table>

<tc>
Common Stock	Accumulated
	Share	Value	Deficit	Total

Balance, Oct. 1, 2000	4,300,000	$ 4,300
Additional stocks issued	7,640,714	7,641		11,941

Additional paid in capital		270,762		270,762
Net loss for the year	___ -	-	$ (314,888)	(314,888)

Balance
Dec. 31, 2000	11,940,714	$ 282,703	($ 314,888)	($ 32,185)

</table>

See accompanying notes to the financial statements.

5

DIT VENTURES, INC.

Statement of Cash Flows

For the Quarter Ended December 31, 2000

<table>

<tc>
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$ (181,508)
Adjustments to reconcile net income to net cash
Depreciation	642
Cash provided by (used for) changes in assets and liabilities
Accounts receivable	(4,170)
Prepaid advertising	10,833
Prepaid rent	2,815
Prepaid legal service	506
Prepaid purchase-Domain names	250
Prepaid - other	(81)
Misc. deposits	(936)
Credit card- American Express	(2,942)
P/R tax &withholding payable	(3,439)
Accrued expenses & interest	34,574
NET CASH USED FOR OPERATING ACTIVITIES	(143,456)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(11,812)
Security deposits	(2,000)
NET CASH USED FOR INVESTING ACTIVITIES	(13,812)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of issuance of common stock	130,000
Reduction of paid-in capital due to merger	(26,397)
Notes payable - Current	20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	123,603

NET INCREASE (DECREASE) IN CASH	(33,665)

Cash and cash equivalents, beginning of period	$ 125,760

Cash and cash equivalents, end of period	$ 92,095

Supplementary disclosure of cash flow information:
Cash paid: Interest expense	$ -
Income taxes	$ -

</table>

See accompanying notes to the financial statements.

6

DIT VENTURES, INC.

Notes to Financial Statements

December 31, 2000

Note-1 Organization and Summary Significant Accounting Policies

Organization and Purpose

The company was incorporated on February 25, 1981 in the state of Michigan, U.S.A. under the name Clarks Fork Oil Company, Inc. On March 24, 1994, the company changed its name to Paramount Casino Corporation. The company has been substantially inactive since incorporation.

MEDIA888.COM was incorporated on June 1, 2000 in the state of Nevada and authorized to do intrastate business in the state of California on June 13, 2000. On August 14, 2000, the name of the corporation was changed to DIT Ventures, Inc. DIT Ventures, Inc. is mainly engaged in the business of website design & hosting, financial information translating, and the network link of business to business and business to consumers. On September 28, 2000, the company entered into a merger agreement with Paramount Casino Corporation. This agreement and plan of merger was effective on October 15, 2000. Paramount Casino Corporation is the surviving company and the post-merger Board of Directors has resolved to change the company's name from Paramount Casino Corporation to DIT Ventures, Inc.

Going Concern

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the company will realize its assets and discharges its liabilities in the ordinary course of business. At December 31, 2000, the company has a working capital and shareholders' deficiency of $32,185 and has incurred losses in each period since incorporation. The ability of the company to settle its liabilities as they come due and to fund its ongoing operations is dependent upon the company's ability to obtain financing, new capital injection, and ultimately achieve profitable operations from its business activities. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

See accompanying notes to the financial statements.

7

Significant Accounting Policies

The company uses the accrual method of accounting for financial reporting and income tax purpose by which assets and liabilities are recorded and revenues and expenses are recognized in the period in which they are earned and incurred.

A. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Income Taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 requires a change from the deferred method of accounting for income taxes of APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

C. Revenue Recognition and SAB 101 Impact

Revenue generating agreements are on a fee for service basis. The services provided are approved once payment has been received. Completion of services on our active site Mybiz888 takes less than 7 days to complete. So, revenue is immediately recognized.

Revenue Recognition

Quote888

Online transaction revenues will be derived primarily from subscription fees, banner ads, licencing fees, and news dissemination fees. All of these revenue streams will be recognized when the services for which payment has been received have been performed.

See accompanying notes to the financial statements.

8

Barter Revenue

To date, advertising revenue, which includes barter advertising, has accounted for less than 1% of the company's revenue. The company will record barter revenue only to the extent that specific objective evidence existed demonstrating the fair value of benefits given and received. As a result, most barter transactions will be judged to have no value or associated revenue.

Provisions for doubtful accounts and authorized credits to sellers are provided at the time of revenue recognition based upon the company's historical experience.

The company has reviewed Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and its effect on the recognition of listing and featured item fee revenue. The company believes the effect of SAB 101 on historical fee revenue is insignificant, DIT Ventures, Inc. has adopted the provision for licencing fee revenue. As such, future licenses fee revenue, if any, in Quote888 will be recognized ratably over the period of the licensing agreement.

Note-2 Cash and Cash Equivalents

<table>

<tc>
Cash on hand	$ 524
United National Bank #3026469 (Business Checking)	91,571
Total	$ 92,095

</table>

Note-3 Prepaid Expenses and Other

<table>

<tc>
Prepaid purchase - Domain names	$ 1,750
Prepaid legal fee	936
Prepaid - other	81
$ 2,767

</table>

Note-4 Property and Equipment

Property and equipment additions are recorded at cost. Maintenance, repairs, and renewals are expensed, and additions and improvements are capitalized. Depreciation is computed using straight-line methods over the estimated useful lives of asset ranging from 5-7 years.

<table>

<tc>
Furniture & fixture	$ 11,954
Computer - PC's	27,443
Computer - Servers	37,320
Office equipment	1,052
Computer software	9,433
Less accumulated depreciation and amortization	(2,572)
Total fixed asset - Net	$ 84,631

</table>

See accompanying notes to the financial statements.

9

Note-5 Notes Payable and Related Party Transaction

<table>

<tc>
Loan from Richard Manley-A	$ 20,000
Loan from WGN Enterprises, Ltd.-B	140,000
Loan from WGN Enterprises, Ltd. - C	20,000
$ 180,000

</table>

C. This loan was executed on July 12, 2000 with maturity date June 30, 2001. Interest rate is stated at 8% per annum, compounded monthly.

D. This loan was executed on August 30, 2000 with maturity date June 30, 2001. Interest rate is stated at 8% per annum, compounded monthly.

Upon maturity, the above two creditors have the right, at their options, to require the company to convert all of the unpaid principal balance and accrued interest into shares of the common stock of the company at a deemed price per share of $0.875. In the event of prepayment, the conversion amount is up to $20,000 for creditor A and $40,000 for creditor B.

E. This loan was executed on September 28, 2000 with a maturity date of June 30, 2001. Interest is calculated at 8% per annum.

Note-6 Accrued Expenses

<table>

<tc>
Accounting fee	$ 7,133
Advertising	6,500
Outside service	2,200
Consulting fee	7,000
Legal fee	8,546
Interest expenses	5,102
Office expenses	144
$ 36,625

</table>

Note-7 Ownership

Authorized - 70,000,000 common shares

30,000,000 preferred shares

Issued - 11,940,714 common shares with a par value of $0.001 per shares.

See accompanying notes to the financial statements.

10

Note-8 Cost of Revenue and Website Development Cost

<table>

<tc>
Website development cost
Internet fees-T1	$ 13,321
Salaries & wages	94,745
Payroll taxes	9,474
Depreciation	2,572
Website development cost-Total	120,112
Marketing costs	46,867
Domain name fee	250
$ 167,229

</table>

Website Development Costs

Management has implemented policy 002 of the Emerging Issues Task Force with respect to its statements. As such, computer software costs that are incurred in the preliminary project stage have been expensed as incurred. Once an application reaches the development stage, internal and external costs will be capitalized. Such costs include but are not limited to external direct costs and services, payroll and payroll related costs, and interest costs incurred while developing internal use software. All capitalized costs will be amortized on a straight-line basis.

Note-9 Provision for Income Tax

No income tax provision is recorded for the period end. According to California's R&TC Secs. 23153 & 23221 and AB10(CH.99-64), new C corporations formed or qualified to do business in California on or after January 1, 2000, are exempt from the minimum franchise tax during the first two years of business. These corporations are exempt from the minimum franchise tax prepayment to the Secretary of State (SOS) and from the second year's minimum franchise tax, which is paid as the first estimated tax payment.

There are no material disclosures required under SFAS 109 (see Note-1).

Note-10 Lease Commitment

The company leases its office space under one noncancelable operating lease. The commencement date is June 1, 2000 and will expire on May 31, 2002. Future minimum lease payments are as follows:

,table>

<tc>
31-Dec-01	$ 33,777
31-May-02	14,074
Total minimum lease payments	$ 47,851

</table>

See accompanying notes to the financial statements.

11

Note-11 Merger and Basis of Presentation

On September 28, 2000, a company, Paramount Casino Corporation, entered into an agreement and plan of merger to acquire all of the issued and outstanding shares of DIT Ventures, Inc. ("DIT") in exchange for 4,300,000 common shares of Paramount (the "Agreement"). Certain of Paramount's significant shareholders also entered into an agreement with the shareholders of DIT to sell a total of 6,119,500 common shares of Paramount held by them to the shareholders of DIT.

Completion of these transactions occurred on October 15, 2000 and Paramount changed its name to DIT Ventures, Inc. As the shareholders of DIT obtained control of Paramount on completion of these transactions, the Agreement will be accounted for as a capital transaction, effectively as if DIT had issued shares to acquire Paramount, followed by a recapitalization. Under recapitalization accounting, the historical assets, liabilities, revenues and expenses will be those of DIT, with Paramount's assets, liabilities, revenues and expenses consolidated effective October 15, 2000. These financial statements give effect to completion of the Agreement and the assumptions described below.

The balance sheet as of September 30, 2000 has been prepared based on the balance sheet of each of Paramount and DIT as at October 15, 2000 and gives effect to the Agreement as at October 15, 2000. As the shareholders of DIT obtained control of Paramount on completion of the Agreement, the Agreement has been accounted for in this balance sheet as a capital transaction by DIT, followed by a recapitalization. DIT's additional paid-in capital has been reduced by Paramount's deficiency in assets at October 15, 2000 (detail below). In addition, as Paramount's common shares have a par value of $0.001 per share, DIT's additional paid-in capital has also been reduced by the $7,500 par value of Paramount's previously issued share capital.

See accompanying notes to the financial statements.

12

Share capital and additional paid-in capital

<table>

<tc>
	Number of shares	Share capital	Additional paid-in capital	Total share capital and additional paid-in capital
DIT balance, 10/15/00 prior
to the Agreement with
Paramount	4,300,000	$ 4,300	$ 174,800	$ 179,100
Paramount balance, 10/15/00
prior to the Agreement with
DIT	7,500,000	7,500	-	7,500
Reduction in additional
paid-in capital to reflect
the par value of Paramount's
outstanding shares as a
result of DIT's reverse
takeover of Paramount
(note 12)	-	-	(7,500)	(7,500)
Reduction in additional
paid-in capital to reflect the
the shareholders' deficiency
of Paramount as a result of
DIT's reverse takeover of
Paramount (note 12)	-	-	(26,397)	(26,397)
	7,500,000	7,500	(33,897)	(26,397)
Shares of Paramount
proposed to be issued to
Acquire shares of DIT
(note 12)	4,300,000	4,300	174,801	179,101
DIT/Paramount
balance, 10/15/2000	11,800,000	$11,800	140,904	$152,704

</table>

Note-12 Loss Per Share

The calculations of loss per share in the information for the period ended December 31, 2000 is based on the weighted average number of common shares of post-merger DIT that would have been outstanding for the period from July 1, 2000 to December 31, 2000.

See accompanying notes to the financial statements.

13

Edward C. Lee, CPA

Independent Auditor's Report

on Supplementary Information

To the Board of Directors and Stockholders of

DIT Ventures, Inc.

Our report on our audit of the basic financial statements of DIT Ventures, Inc. for the quarter ended December 31, 2000 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplementary Schedule- Operating Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

_____________________________

Edward C. Lee, CPA

Certified Public Accountant

El Monte, California, U.S.A.

March 9, 2001

14

DIT VENTURES, INC.

Supplementary Schedule-Operating Expenses

December 31, 2000

<table>

<tc>
	3 mo. Ended Dec. 31, 2000	Dec. 31, 2000
A. Marketing expenses
Printing	$ 0	$669
Total marketing expenses		669
B. General & Administrative expenses
Accounting	3,875	3,875
Advertising	10,833	10,833
Bank charge	35	245
Credit card fees	180	180
Dues and subscriptions	2,593	2,975
Entertainment	110	110
Equipment rental	80	80
Site information delivery	1,120	1,120
Delivery expenses	140	140
Health and dental insurance	634	2,086
Liability insurance	0	850
Insurance-other	0	771
Legal & professional	22,562	29,606
Consulting fee	7,000	20,586
Licenses and fees	1,500	2,000
Office expense & supplies	418	3,401
Postage	560	933
Rent	8,444	19,703
Repairs and maintenance	775	965
Salaries and wages	31,369	48,192
Outside service	7,200	7,520
Alarm & security	0	175
Taxes-payroll	2,205	3,906
Telephone	696	2,400
Travel	1,181	1,181
Total general & administrative expenses	103,510	163,833

Total operation expenses	$ 103,510	$ 164,502

</table>

See accompanying notes to the financial statements.

15

PART III

The following exhibits are filed as a part of this Registration Statement:

<table>

<tc>
Exhibit Number	Description	Page of this Form 10-SB
2	Agreement and Plan of Merger	64
3.1	Articles of Incorporation	17
3.2	By-Laws	36
5	Opinion regarding Legality	75
10.1	Employment Contract with Greg Amor	54
23	Consents of Accountants and Counsel	64

</table>

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIT VENTURES, INC.

Date: _____________________________________

_________________________________________

President, Chairman of the Board